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                              August 10, 2023

       Jonathan Evans
       Chief Executive Officer
       1397468 B.C. Ltd.
       300 - 900 West Hastings Street
       Vancouver, British Columbia
       V6C 1E5

                                                        Re: 1397468 B.C. Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted July 14,
2023
                                                            CIK No. 0001966983

       Dear Jonathan Evans:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our April 4, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Exhibits, page 103

   1. We note your response to prior comment 2 indicating that you have filed eight consents as Exhibits 15.2 to
15.9, of the third party qualified persons.

                                                        However, while Exhibit
15.9 is identified in your list of exhibits and in the consent header as the consent of
Industrial Turnaround Corporation, the language of consent states that it is being signed on
behalf of M3 Engineering & Technology Corporation.

                                                        Please obtain and file
a consent that is signed on behalf of Industrial Turnaround
                                                        Corporation.
 Jonathan Evans
FirstName LastNameJonathan Evans
1397468 B.C. Ltd.
Comapany
August 10, Name1397468
           2023        B.C. Ltd.
August
Page 2 10, 2023 Page 2
FirstName LastName
2. We note your response to prior comment 11. Please provide your analysis of why you believe the agreements relating to the royalty provisions are not material contracts.
Financial Statements
Pro Forma Financial Statements, page F-43

3. We understand that although 1397468 B.C. Ltd. was formed on January 23, 2023, you have associated historical columnar details on pages F-42, F-43, and F-44 with this entity, covering balances as of March 31, 2023, and activity for the year ended December
         31, 2022 and the quarter ended March 31, 2023, which appears to be somewhat inconsistent with its limited period of existence.

         We also note your disclosure on page F-47, advising investors that your pro forma information should be read in conjunction with "...the audited financial statements of New
         LAC as at March 31, 2023 and for the period from incorporation on January 23, 2023 to
         March 31, 2023," although these have not been included in your registration statement. It appears that you should include these financial statements in your registration statement.

         Please address Instruction 1 to Item 8 of Form 20-F, as it pertains to the registrant, also considering General Instruction B(d) to Form 20-F and the guidance pertaining to recently formed entities in Rule 3-01(a) of Regulation S-X. Please also revise the columnar labeling and any associated disclosures in the pro forma presentation as necessary to specify the periods for which historical financial information of 1397468
         B.C. Ltd. (or New LAC) has been included.
4. We note your disclosure on page F-48 explaining that you have not provided pro forma adjustments for "other things," which you indicate would encompass autonomous entity adjustments necessary to reflect changes in the cost structure associated with maintaining an independent corporation function as a separate public company and the impact of the
         Transitional Services Agreement with the parent entity that you will establish prior to completing the spin-off.

         Please address the requirements in Rule 11-02(a)(6)(ii) of Regulation S-X, and the
         associated guidance in Rule 11-01(a)(7), which requires that you include autonomous entity adjustments in presenting pro forma information when these are necessary to reflect the operations and financial position of the company as an autonomous entity.

         If you do not believe the adjustments would be material, expand your disclosures to clarify your expectations and the underlying basis for this assessment. Please also expand your disclosures to explain how costs to be incurred under the Transition Services
         Agreement compare to the historical allocated costs once the terms have been established.
 Jonathan Evans
1397468 B.C. Ltd.
August 10, 2023
Page 3
5. Given that you expect to account for the reorganization on a historical cost basis and have not presented share and per share details in the carve-out financial statements, please expand Note 4 and Note 5 on pages F-50 and F-51 to include pro forma basic and diluted share and per share details for each period covered by the financial statements on page F-
       3.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact
Claudia Rios, Staff Attorney, at (202) 551-8770 or Mitchell Austin, Staff Attorney, at (202) 551-
3574 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Evans
                                                            Division of
Corporation Finance
Comapany Name1397468 B.C. Ltd.
                                                            Office of Energy &
Transportation
August 10, 2023 Page 3
cc:       James Guttman, Esq.
FirstName LastName